EXHIBIT D-2

STATE OF NEW JERSEY
BOARD OF PUBLIC UTILITIES

X
IN THE MATTER OF THE JOINT PETITION OF PUBLIC SERVICE ELECTRIC AND GAS	: :	DOCKET NO.:___
COMPANY AND EXELON CORPORATION	:
FOR APPROVAL OF A CHANGE IN CONTROL OF PUBLIC SERVICE ELECTRIC AND GAS COMPANY, AND RELATED	: : :	VERIFIED JOINT PETITION
AUTHORIZATIONS	:
X

TO THE HONORABLE COMMISSIONERS OF THE
NEW JERSEY BOARD OF PUBLIC UTILITIES:

INTRODUCTION

          Petitioner Public Service Electric and Gas Company (“Public Service” or “PSE&G”) and Petitioner Exelon Corporation (“Exelon”), on behalf of its wholly-owned subsidiary Exelon Energy Delivery Company, LLC (together, the “Joint Petitioners”) by way of this Joint Petition filed pursuant to N.J.S.A. 48:2-51.1 and N.J.S.A. 48:3-10, respectfully request that the New Jersey Board of Public Utilities (“Board”) approve the change in control of PSE&G and provide the related authorizations described herein.

THE PARTIES

          1. PSE&G is a corporation organized and existing under the laws of the State of New Jersey and is engaged principally in the transmission and distribution of electric energy and gas service in New Jersey. PSE&G is a wholly-owned subsidiary of Public Service Enterprise Group Incorporated (“PSEG”). PSE&G has turned over the operational control of its electric transmission system to the PJM Interconnection, LLC (“PJM”), which is the Regional Transmission Organization (“RTO”) approved by the Federal Energy Regulatory Commission (“FERC”) for a centrally dispatched control area comprising all or parts of several states and the District of Columbia. PSE&G is an “electric public utility” and a “gas public utility” as those terms are defined in N.J.S.A. 48:2-13 and N.J.S.A. 48:3-51, and, therefore, is subject to regulation by the Board. PSE&G’s electric and gas service area is a corridor of approximately 2,600 square miles running diagonally across New Jersey from Bergen County in the northeast to an area below the city of Camden in the southwest. The greater portion of this area is served with both electricity and gas, but some parts are served with electricity only and other parts with gas only.

          2. PSEG, the parent company of PSE&G, is a corporation organized and existing under the laws of the State of New Jersey and is an exempt public utility holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”). The common stock of PSEG is publicly traded and is listed on the New York Stock Exchange. PSEG has four principal direct wholly-owned subsidiaries: PSE&G, described above; PSEG Power LLC (“PSEG Power”), a multi-regional, wholesale energy supply company that includes generating asset operations as well as wholesale energy, fuel supply, energy trading and marketing and risk management functions; PSEG Energy Holdings LLC (“PSEG Energy Holdings”), which has pursued investment opportunities in the global energy markets; and PSEG Services Corporation (“PSEG Services”), which provides a broad array of corporate support, managerial and administrative services to PSEG and its subsidiaries.1

          3. Exelon is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and is a registered holding company under PUHCA. The common stock of Exelon is publicly traded and is listed on the New York Stock Exchange. Currently, Exelon, through its subsidiaries, operates in three business segments, which have been denominated Energy Delivery, Generation and Enterprises, and, through a subsidiary service company, provides business services to the consolidated group, as explained below.2

          4. Exelon’s energy delivery business is conducted through its second-tier subsidiaries PECO Energy Company (“PECO”) and Commonwealth Edison Company (“ComEd”).3 PECO is engaged in the business of supplying, transmitting and distributing electricity and natural gas and furnishes retail electric and natural gas service in several counties in Pennsylvania. ComEd is engaged in the business of supplying, transmitting and distributing electricity in Northern Illinois and, through a wholly owned

[1]	A diagram depicting PSEG’s existing corporate structure is attached hereto as Exhibit JP-1A.

[2]	A diagram depicting Exelon’s existing corporate structure is attached hereto as Exhibit JP-1B.

[3]	Currently, PECO and ComEd are second-tier subsidiaries of Exelon through their immediate parent, Exelon Energy Delivery Company, LLC (“Exelon Energy Delivery”).

subsidiary, provides electric transmission service in portions of Indiana. Both PECO and ComEd, like PSE&G, have turned over operational control of their electric transmission systems to PJM.

          5. Exelon’s generation business consists of (1) electric generating facilities that Exelon Generation Company LLC (“Exelon Generation”) owns or has under contract; (2) the wholesale energy marketing operations of Exelon Generation; and (3) the competitive retail sales business of Exelon Energy Company.

          6. In addition to Exelon’s three business segments, Exelon Business Services Company (“Exelon BSC”), a first-tier subsidiary of Exelon, provides Exelon and its subsidiaries with advisory, professional, technical and other services as described in greater detail in the supporting testimony of Pamela B. Strobel, submitted as Exhibit JP-7.

OVERVIEW OF THE PROPOSED TRANSACTION

          7. Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) attached as Exhibit JP-1C, PSEG will merge into Exelon (the “Merger”), thereby ending the separate corporate existence of PSEG. Each PSEG shareholder will be entitled to receive 1.225 shares of Exelon common stock for each PSEG share held and will be paid cash in lieu of any fractional share of Exelon stock the PSEG shareholder would otherwise be entitled to receive. Exelon, which will be renamed Exelon Electric & Gas Corporation (“EEG”), will be the surviving company, remain the ultimate corporate parent of PECO and ComEd and the other Exelon subsidiaries and become the ultimate corporate parent of PSE&G and the other surviving PSEG subsidiaries.

          8. Diagrams depicting Exelon’s post-Merger corporate structure are attached hereto as Exhibit JP-1D. Exelon will continue to be a registered public utility holding company under PUHCA, and ComEd, PECO and PSE&G will continue to be operating franchised public utility companies. Exelon will remain headquartered in Chicago but will also have electric generation headquarters in Newark, New Jersey, and energy trading and nuclear divisions headquartered in southeastern Pennsylvania. PSE&G will remain headquartered in Newark. PECO will remain headquartered in Philadelphia, and ComEd will remain headquartered in Chicago.

          9. In addition, Exelon, as the surviving company in the Merger, will assume all of PSEG’s outstanding indebtedness. The indebtedness of PSE&G will not be assumed or guaranteed by Exelon and will remain the obligation of PSE&G and any of the guarantors of such indebtedness.

          10. The proposed Merger will not change the terms or character of PSE&G’s, PECO’s or any other Exelon subsidiary’s outstanding preferred stock or other indebtedness, which will continue to be outstanding. The common stock of Exelon will be unaffected by the proposed Merger, with each issued and outstanding share remaining outstanding following the Merger as a share in the surviving company.

          11. After the proposed Merger, Exelon will increase the number of Directors on its Board of Directors to eighteen and appoint six former PSEG Directors designated by the former PSEG Chief Executive Officer to fill six Directors’ seats. With respect to the first two elections of Directors during the three-year transition period following completion of the Merger, the Exelon Board of Directors is required to (1) nominate for election the legacy PSEG Directors (or their successors) and the legacy Exelon Directors (or their successors), and (2) take any action necessary to ensure that any Board of Directors vacancy previously held by a legacy PSEG Director will be filled by a person nominated by the Exelon Board of Directors and approved by a majority of the legacy PSEG Directors remaining on the Exelon Board of Directors, and that any Director vacancy left by a legacy Exelon Director will be filled by a person nominated by the Exelon Board of Directors and approved by a majority of the legacy Exelon Directors remaining on the Exelon Board of Directors.

          12. Mr. John W. Rowe, the current Chairman, Chief Executive Officer and President of Exelon, will serve as Chief Executive Officer and President of Exelon following the Merger. Mr. E. James Ferland, the current Chairman, Chief Executive Officer and President of PSEG, will become the non-executive Chairman of the Exelon Board of Directors after the Merger. Upon Mr. Ferland’s departure from the Board of

Directors, Mr. Rowe will assume the Chairmanship of the Company. Mr. Ralph Izzo, the current President and Chief Operating Officer of PSE&G, will remain in that position and will continue to be responsible for PSE&G’s day-to-day operations.

          13. In addition to the changes resulting from the Merger Agreement, the Joint Petitioners will revise their corporate structure. The Joint Petitioners propose to implement the following changes which will impact PSE&G:

1. PSE&G will become a direct subsidiary of Exelon Energy Delivery, which in turn is a direct subsidiary of Exelon and the parent of ComEd and PECO. The current subsidiaries of PSE&G will remain intact.

2. PSEG Services will sell all of its assets to Exelon BSC, and remain as a non-energy entity. Post-Merger, Exelon BSC will be the sole “service company” of EEG.

BENEFITS OF THE MERGER

          14. By combining three outstanding utilities in a single holding company structure, the proposed Merger will create a company with substantial resources and capabilities that will serve over seven million retail electric customers and two million retail gas customers in three states. By sharing resources and best practices, the proposed Merger is expected to enhance operations and strengthen the combined ability of Exelon’s utility subsidiaries to provide cost-effective, safe and reliable service and will affirmatively promote the public interest in a number of substantial ways.

               (a) Increased Scale and Scope. The combined company will have increased scale and scope in energy delivery, which will result in improved service and reliability. The combined company will have three urban-based utility franchises with service areas encompassing more than 18 million people. PSE&G, PECO and ComEd are all within PJM’s control area and have turned over operational control of their respective transmission systems to PJM as the FERC-approved RTO. The combined company will also have a large gas distribution portfolio to complement its electric distribution business. PSE&G provides natural gas distribution service to approximately 1,600,000 customers in the State of New Jersey. PECO provides natural gas distribution service to approximately 460,000 customers located in southeastern Pennsylvania outside of the City of Philadelphia. The affiliation of PECO and PSE&G will create opportunities to increase efficiencies, improve service and capture economies of scale and scope in natural gas operations.

               (b) Anticipated Financial Strength and Flexibility. The combined holding company will be financially strong. The diversification of the energy delivery and generation portfolios of the combined holding company should result in a more stable cash flow, with approximately half of the combined holding company’s earnings and cash flow coming from the three regulated utilities and approximately half coming from the unregulated generation business. The combined entity’s financial strength and flexibility will help ensure that PSE&G has continued access to capital at favorable rates.

          (c) Sharing of Best Practices. The Merger will combine companies with complementary areas of expertise. Improved customer service and service reliability are expected from both this sharing of best practices and from coordination among operating utilities.

          (d) Synergies. The Merger will create the opportunity to achieve meaningful cost savings not only through the sharing of best practices, but also through the elimination of duplicative functions, improved operating efficiencies and supply chain benefits from improved sourcing. Going forward, and after costs-to-achieve are incurred, the Merger will generate economies, some of which will accrue to the New Jersey jurisdictional regulated businesses of PSE&G. Those economies will help offset the rise in the cost of providing reliable regulated electric and gas distribution service and thus will give rise, over time, to lower rates than would otherwise be the case.

          (e) Commitment to Competition. The Joint Petitioners have been advocates for competitive retail and wholesale markets for both electricity and natural gas. This shared vision will allow the new company to be even more active in promoting competitive retail and wholesale markets within New Jersey and throughout PJM. In addition, New Jersey, Pennsylvania and Illinois have all passed legislation bringing retail competition to the electric industry, and are in varying phases of the transition to full competition. The regulatory knowledge and experience of each company will enhance the merged company’s ability to operate in competitive retail and wholesale markets which in turn will continue to provide benefits for both customers and shareholders.

               (f) Impact of the Merger on Customers, Employees, Suppliers. The Merger is expected to benefit customers by reducing costs and maintaining or enhancing operations and reliability, provide more opportunities for employees in a larger, more competitive company, and streamline and increase the efficiency of the procurement process.

               (g) Impact of the Merger on Communities Served. The Merger is expected to benefit the communities served by the combined company by creating a strong combined company with operating headquarters and a substantial corporate presence in Newark, New Jersey, Chicago, Illinois, and Philadelphia, Pennsylvania. The companies expect to maintain their substantial presence in the cities and communities they serve, including continuing their significant charitable contributions. After the Merger, PSE&G will also continue its support of economic development in New Jersey.

JURISDICTION AND REGULATORY APPROVALS

          15. The proposed Merger and related restructuring transaction would result in the indirect acquisition of control by Exelon, and the direct acquisition of control by Exelon’s subsidiary Exelon Energy Delivery, of PSEG’s wholly-owned subsidiary,

PSE&G. Accordingly, consummation of the proposed transaction requires that Exelon obtain the Board’s written approval pursuant to N.J.S.A. 48:2-51.1.

          16. Consummation of the proposed Merger will, by operation of law, result in the transfer upon the books of PSE&G of the ownership of 100% of the outstanding shares of the PSE&G common capital stock from PSEG to Exelon, and the related restructuring transaction will result in the transfer of 100% of the outstanding shares of PSE&G common capital stock from Exelon to Exelon Energy Delivery. Such transfer of ownership will vest 100% of the voting control of PSE&G in Exelon through Exelon Energy Delivery. PSE&G may not make or permit such a stock transfer unless authorized to do so by the Board pursuant to N.J.S.A. 48:3-10 and N.J.A.C. 14:1-5.10. As part of this Joint Petition, PSE&G hereby requests such Board authorization.

          17. The Merger will be accounted for using the purchase method of accounting, which means that the assets and liabilities of PSEG will be adjusted at the Merger date to reflect their fair value as of that date. This will result in an increase in the balance sheet liabilities for PSE&G’s pension plans and other post retirement benefits (“OPEB”) plans, as well as certain other items. Because these adjustments do not affect the cash flow obligation of PSE&G, they should not impact the rate recovery mechanisms currently in place that have historically been utilized to recover pension and post-retirement obligations. To preserve the current, and appropriate, rate treatment, the Joint Petitioners are hereby requesting that a regulatory asset be recorded to offset the purchase accounting adjustments associated with its pension and OPEB plans. This issue is addressed in the testimony of J. Barry Mitchell, Senior Vice President, Treasurer and Business Unit Chief Financial Officer of Exelon, submitted as Exhibit JP-4.

          18. As noted above, in connection with the Merger transaction, PSEG Services will sell its assets and rights to Exelon’s first-tier subsidiary Exelon BSC, a company organized for the purpose of providing advisory, professional, technical and other services to the Exelon system companies. The organization, conduct of business and method of cost allocation at Exelon BSC are designed to meet the requirements of Section 13 of PUHCA and the rules and regulations promulgated thereunder. The activities of PSEG Services and Exelon BSC will be combined in Exelon BSC, which will continue to provide the types of services that it currently offers, and will render those services to the expanded Exelon system of companies, including PSE&G, pursuant to a General Services Agreement (“GSA”) (Exhibit PJ-1E). Costs of the services provided by the combined service company will be fairly allocated to all Exelon subsidiaries, including PSE&G. In addition, like its post-Merger affiliates PECO and ComEd, PSE&G, in order to maximize efficiencies, plans to enter into a second service agreement (the “Mutual Services Agreement” or “MSA”) (Exhibit JP-1F) to govern affiliated interest transactions between PSE&G and the affiliated operating companies within the Exelon system of companies other than Exelon BSC. Board approval of the GSA and the MSA are hereby being sought in accordance with N.J.S.A. 48:3-7.1. The testimony of

Pamela B. Strobel, Executive Vice President and Chief Administrative Officer of Exelon and President of Exelon BSC, in support of this request is being provided as Exhibit JP-7. In addition, the relevant agreements are being provided as Exhibits JP-1E and JP-1F.

          19. The Joint Petitioners are also hereby requesting Board approval of PSE&G’s execution of and action in accordance with the Exelon Utility Money Pool Agreement (“Money Pool Agreement”), attached hereto as Exhibit JP-1G, pursuant to N.J.S.A. 48:3-7.2. The purpose of the Money Pool Agreement is to provide an additional borrowing option to the transmission and distribution utility subsidiaries of Exelon, including PSE&G, that will generally be more favorable to the borrowing participants than the cost of external borrowing. The terms of that Agreement are discussed in the testimony of Mr. Mitchell (Exhibit JP-4).

SUPPORTING TESTIMONY

          20. Attached hereto as Exhibits JP-2 through JP-7 are testimonies of the following witnesses on behalf of the Joint Petitioners in support of this request for approval which, subject to possible supplementation in response to positions, inquiries and issues set forth in the filings by other parties or in interim orders of the Board, will comprise the Joint Petitioners’ case-in-chief:

               (a) Exhibit JP-2: John W. Rowe, Chairman, President and Chief Executive Officer of Exelon, who has been designated as President and Chief Executive

Officer responsible for all operations of the combined company, has prepared testimony being submitted herewith. Mr. Rowe’s testimony (1) provides an overview of the proposed Merger, (2) describes the benefits the Merger is expected to create for customers, employees and shareholders, (3) describes the effects the Merger will have both on PSE&G and on the State of New Jersey, and (4) describes the policies that the corporation formed by the Merger, Exelon Electric & Gas Corporation, will employ to assure that PSE&G continues to provide safe, adequate and proper service at reasonable rates in New Jersey.

               (b) Exhibit JP-3: Ralph Izzo, President and Chief Operating Officer of PSE&G, has also provided testimony on the proposed Merger. Mr. Izzo’s testimony explains that following consummation of the proposed Merger, PSE&G will continue to provide safe, adequate and reliable electric and gas service at reasonable rates, and will continue to support the State’s objectives in the areas of energy efficiency, Smart Growth, low-income customer assistance and community involvement.

               (c) Exhibit JP-4: J. Barry Mitchell, Senior Vice President, Treasurer and Business Unit Chief Financial Officer of Exelon, has provided testimony on certain financial aspects of the Merger. Mr. Mitchell’s testimony provides information regarding: (1) the financial impact of the Merger on PSE&G and Exelon’s policies with regard to the credit of its regulated subsidiaries; (2) the purchase accounting required as a result of the Merger and the need to create a regulatory asset for PSE&G’s

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pension/OPEB obligations; (3) the pro forma financial documents attached to the Joint Petition; and (4) the request for approval to add PSE&G as a party to the Money Pool Agreement. Mr. Mitchell also discusses the impact of the purchase accounting noted above on PSE&G’s third-party debt and Basic Generation Service and Basic Gas Supply Service contracts.

               (d) Exhibit JP-5: William Arndt, Exelon’s Senior Vice President, Business Operations, has prepared testimony discussing the results of a study that was conducted to assist Exelon and PSEG in identifying and quantifying potential cost savings in regulated operations that will likely arise from the Merger.

               (e) Exhibit JP-6: Rodney Frame, Managing Principal with Analysis Group, Inc. has prepared testimony for filing in this proceeding and as a supplement in the FERC docket, analyzing the Merger for its possible impact on competition. Mr. Frame addresses the Competitive effects of the proposed merger on New Jersey electric and natural gas customers. Taking into account the mitigation proposals discussed in this testimony, Mr. Frame believes that the Merger will have no adverse effect on competition in the retail and wholesale electricity and natural gas markets affecting the New Jersey consumers.

          (f) Exhibit JP-7: Pamela B. Strobel, Executive Vice President and Chief Administrative Officer of Exelon and President of Exelon BSC, has prepared testimony to support the Board’s approval of the GSA and MSA that will facilitate the sharing of certain functions, systems and services among the merged companies.

REGULATORY STANDARDS FOR APPROVAL

          21. The Board has long established that the governing standard under N.J.S.A. 48:2-51.1 and N.J.S.A. 48:3-10 for its approval of the acquisition of control of a New Jersey public utility is that the proposed transaction “will not adversely impact upon” the financial integrity of the New Jersey utility (In re Tele-communications, Inc., Dkt. No. CM90121496 (February 7, 1991)), and will result in “no harm” or “no adverse impact” on the four areas specified in N.J.S.A. 48:2-51.1. Specifically, the Board considers whether the proposed transaction will adversely impact competition, the rates of customers affected by the acquisition of control, the employees of the affected public utility, and the provision of safe and adequate utility service at just and reasonable rates. See, e.g., I/M/O Petition of Atlantic City Electric and Conectiv. Inc. for Approval of a Change in Ownership and Control, Docket No. EM97020103 (N.J. B.P.U. January 7, 1998). This “no harm” standard has been repeatedly applied by the Board in recent proceedings in which the Board has reviewed the proposed acquisition of control of New

Jersey public utilities.4 PSE&G’s rates, rules and regulations, and the terms and conditions of service in effect prior to the Merger will not change as a result of the Merger. In addition, the proposed change in control satisfies the “no harm” standard for the reasons set forth in paragraphs 22 through 37 below.

Impact on Competition

          22. The proposed transaction involving a change in ownership and control of PSE&G will have no adverse impact on competition in the retail supply or distribution of electric energy and natural gas in New Jersey. Following the transaction, PSE&G will continue to operate and provide safe and adequate electric and gas utility service in its New Jersey service territories subject to the same ongoing regulatory jurisdiction of the Board that it operates under today.

          23. Exelon and PSE&G have supported – and in fact, have been advocates for – the development of competitive wholesale and retail electricity and natural gas markets, consistent with the initiatives of this Board, of the FERC, and of

[4]	See, e.g., I/M/O Joint Petition of New Jersey-American Water Co., Inc. and Thames Water Aqua Holdings GmbH for Approval of a Change in Control of New Jersey-American Water Co., Inc., BPU Docket No. WM01120833 (N.J. B.P.U. Nov. 26, 2002); I/M/O Petition of Atlantic City Electric Co., Conectiv Communications, Inc. and New RC, Inc. for Approval Under N.J.S.A. 48:2-51.1 and N.J.S.A. 48:3-10 of a Change in Ownership and Control, BPU Docket No. EM01050308 (N.J. B.P.U. July 3, 2002); I/M/O Joint Petition of FirstEnergy Corp. and Jersey Central Power & Light Co., For Approval of a Change in Ownership and Acquisition of Control of a New Jersey Public Utility and Other Relief, BPU Docket No. EM00110870, (N.J. B.P.U. Oct. 9, 2001); I/M/O Joint Petition of E’Town Corp. and Certain Subsidiaries of E’Town and Thames Water Holdings Inc. for Approval of a Change in Control of New Jersey Public Utilities Controlled and Owned by E’Town Corp., BPU Docket No. WM99120923 (N.J. B.P.U. Oct. 10, 2000); I/M/O Consideration of the Joint Petition of Orange and Rockland Utilities Inc. for Approval of the Agreement and Plan of Merger and Transfer of Control, BPU Docket No. EM98070433 (N.J. B.P.U. April 1, 1999).

other relevant regulatory bodies. Both companies will continue to adhere to all applicable federal and state standards governing affiliate relations and codes of conduct.

          24. The bulk of Exelon’s and PSEG’s generation assets are strategically located within PJM, the nation’s largest and best-functioning regional transmission organization and wholesale power market. Both entities are and will continue to be active participants in PJM markets. The entity formed by the combination of Exelon’s and PSEG’s generation subsidiaries will be headquartered in Newark, New Jersey. The combination of these competitive electric generation subsidiaries will create a well-balanced, flexible and diverse generation portfolio (in terms of geography, fuel mix, dispatch, and load-serving capability) that will enhance reliability and provide an excellent platform from which to serve and further the development of competitive energy markets.

          25. The proposed transaction will increase the capacity of generation resources affiliated with each of the combined entity’s operating electric utilities, including PSE&G. The Joint Petitioners will ensure that this combination will have no adverse impact on the provision of BGS, or Basic Gas Supply Service (“BGSS”), to PSE&G’s customers. As noted above, at or around the time of this filing, Exelon and PSEG will submit a formal proposal to the FERC to mitigate any horizontal market power concerns that might arise through the divestiture of certain of the combined company’s owned peaking and mid-market electric capacity, and the auctioning off of

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some of its nuclear baseload power. While the mitigation proposal will be the focus of a proceeding before the FERC, the Joint Petitioners are providing herewith for the Board’s information the testimony of Rodney Frame (Exhibit JP-6) on the competitive effects of the Merger.

Impact on Rates

          26. The transaction will have no adverse impact on existing PSE&G rates. PSE&G will continue to operate under its existing tariffs and rate structures (until such time as such tariffs and rate structures are revised in accordance with New Jersey law), and PSE&G’s rates will remain subject to the jurisdiction of the Board. The transaction will cause no deterioration in the balance sheet or financial position of PSE&G. The transaction will not impair PSE&G’s ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure. All of the outstanding debts of PSE&G will continue to be liabilities and obligations of PSE&G.

          27. As described in the testimony of Mr. Arndt (Exhibit JP-5), submitted herewith, the Joint Petitioners have identified several categories of savings to be achieved due to the common ownership of Exelon’s regulated transmission and distribution utilities, including PSE&G. Going forward, and after costs-to-achieve are incurred, the Merger will generate economies, some of which will accrue to PSE&G’s New Jersey-regulated electric and gas distribution services. Those economies will help offset the rise in the cost of providing reliable regulated electric and gas distribution service and, thus, will give rise, over time, to lower rates than would otherwise be the case. PSE&G will hold its public utility customers harmless from any Merger-related costs to the extent that those costs are not offset by Merger-related savings.

          28. The increased scale and scope of the combined company will strengthen the financial profile of PSE&G and its affiliates, improving financial flexibility and better positioning the combined entities’ abilities to meet the changing landscape of the energy industry. Exelon and PSE&G will have solid investment grade ratings following the closing. PSE&G will continue to maintain a sound capital structure and will target financial ratios consistent with investment grade ratings.

          29. As discussed in detail in the testimony of J. Barry Mitchell, submitted herewith as Exhibit JP-4, the Joint Petitioners are requesting the authority to record a regulatory asset associated with pension and OPEB accounting requirements as of the date of closing. The recognition of this regulatory asset will maintain PSE&G’s current rate treatment of pension and OPEB costs. PSE&G will continue to book the amount of pension and OPEB expense currently authorized in its Board-established rates.

Impact on Employees

          30. There will be no change in any existing collective bargaining agreement as a result of this transaction. PSE&G will honor all pre-merger commitments to current or former employees, and all accrued pension and retirement obligations will be honored as well.

          31. Exelon is committed to ensuring safe and reliable service through its transmission and distribution utility subsidiaries, including PSE&G, and will maintain sufficient operating line personnel and managers to ensure the continued provision of safe, adequate and proper utility service. There are no plans to reduce field forces in either PSE&G’s electric or natural gas delivery functions.

          32. Over time, it is anticipated that the merged company will become more efficient and reduce duplicative activities. It is anticipated that these efficiencies will primarily take place in corporate and administrative positions, and that to the extent practical, reductions are to be offset through retirements and normal attrition. Severance programs may also be utilized.

          33. The transaction will benefit PSE&G’s employees by providing increased opportunities for training and career development. Like PSEG, Exelon firmly believes in equipping its employees with the skills and tools needed to perform at the highest possible level. Exelon has a superior safety record, and the new company will apply the same safety standards to PSE&G employees as currently applied to all Exelon employees. In addition, Exelon is committed to the pursuit of diversity in its workforce.

Impact on the Provision of Safe, Adequate and Proper Service

          34. PSE&G will continue to provide safe, adequate and reliable, high-quality service consistent with its corporate history, in fulfillment of its obligations under New Jersey law, and subject to the continued jurisdiction of the Board. Also, by virtue of the greater capital resources of its controlling entities, PSE&G will be better positioned to meet future demands and to ensure that high quality service is maintained.

          35. PSE&G will receive funding priorities that are consistent with its needs and that are at a level that is consistent with the safe and adequate operation of its electric and gas systems, including necessary upgrades, capital projects, staffing and maintenance programs.

          36. PSE&G will continue to maintain its corporate headquarters and presence in Newark, New Jersey and local control over operations will be maintained. The President and Chief Operating Officer of PSE&G and his gas and electric operations staff will continue to be located in Newark, and will have the authority and the obligation to oversee electric and gas distribution and electric transmission operations, and to ensure the well-being of employees and the communities served.

          37. The transaction will promote the public interest in the service territories of all the operating utilities affected, including in New Jersey, through the sharing of resources and expertise that will create opportunities for sharing best operating practices as they are identified by the gas and electric industries.

ADDITIONAL INFORMATION RELEVANT TO APPROVAL PURSUANT TO
N.J.S.A. 48:3-10, N.J.A.C. 14:1-5.10, AND N.J.A.C. 14:1-5.14

          38. The information required by N.J.A.C. 14:1-5.10(a)(1) to (4) is set forth above and in the Exhibits to this Petition. With respect to N.J.A.C. 14:1-5.10(a)(5), the reason for the proposed stock transfer is also discussed elsewhere; in addition, the reason for the stock transfer is to consummate the transaction contemplated by the Merger Agreement. With respect to N.J.A.C. 14:1-5.10(a)(6)(i), (6)(ii), and (7), the impact of the Merger on the Board of Directors of Exelon, the surviving corporation, is described above; all other officers of the surviving corporation will be designated by the Board of Directors thereof. To the extent that any future changes in the directors, officers, or other principal management and operating personnel of PSE&G may occur in the ordinary course of business following the Merger, the Joint Petitioners are confident that the persons elected or appointed to such positions will possess appropriate qualifications, including business or technical experience, to ensure their ability to carry out PSE&G’s obligation to render safe, adequate and proper service.

          39. With respect to N.J.A.C. 14:1-5.10(a)(6)(iii), the transaction contemplated by the Merger Agreement will not result in any adverse changes in PSE&G policies with respect to operations, financing, accounting, capitalization, rates, depreciation, maintenance, services or other matters affecting the public interest or utility operations.

          40. The transaction will not result in the subsidization of non-utility activities by PSE&G or its customers. To the extent that any affiliates of PSE&G may engage in unregulated activities in the future, PSE&G will continue to maintain its books to identify those costs and facilities that are properly included for ratemaking purposes.

          41. Exelon will continue a level of community and charitable involvement in New Jersey after the Merger at least as substantial as that of PSEG currently. Like PSEG, Exelon is committed to actively supporting community and charitable endeavors. The Merger Agreement provides that charitable commitments will continue at the current level for at least four years. It is fully expected that charitable contributions at the same or higher levels will be an integral part of Exelon’s New Jersey operations in the years ahead.

          42. PSE&G will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of New Jersey public utilities.

          43. N.J.A.C. 14:1-5.14(a) applies to petitions for approval of a merger or acquisition of a New Jersey public utility with or by another public utility. As such, it arguably may not be applicable by its terms to this particular transaction. However, much of the information required by that provision may be considered relevant to the Board’s review, and in order to assist the Board, the Joint Petitioners have provided that information. A copy of the Merger Agreement (N.J.A.C. 4:1-5.14(a)(1)) is provided in Exhibit JP-1C. The information sought by N.J.A.C. 14:1-5.14(a) (3) and (4) (recent balance sheets and income statements of the Joint Petitioners and a pro forma balance sheet and income statement of the continuing company) is provided in Exhibit JP-1I. The stockholder resolutions (N.J.A.C. 14:1-5.14(a)(2)) will be provided when they are available. The information sought by N.J.A.C. 14:1-5.14(a)(6) and (7) (regarding the shares of new capital stock to be issued by the surviving corporation and the exchange of shares) is provided in the Form S-4 to be subsequently provided and the Merger Agreement attached as Exhibit JP-1C. No franchise cost of PSE&G is proposed to be capitalized on Exelon’s books (N.J.A.C. 14:1-5.14(a)(8)) and no changes in PSE&G’s policies with respect to finances, operations, accounting, rates, depreciation, operating schedules, maintenance and management that would be detrimental to the public interest (N.J.A.C. 14:1-5.14(a)(11)) are proposed. Information regarding the new officers and directors and number of shares they will hold in Exelon, to the extent this information is known, is provided in the Form S-4, which also provides a projection of the fees and expenses associated with the proposed Merger and the accounting associated therewith. N.J.A.C. 14:1-5.14(a)(9) and (14). The benefits of the proposed Merger to the public and the surviving corporation (N.J.A.C. 14:1-5.14(a)(10)) are described in paragraphs 22 through 37 above. Proof of compliance with N.J.A.C. 14:1-5.14(a)(12) will be submitted. The various approvals of other state and federal agencies, pursuant to N.J.A.C. 14:1-5.14(a)(13), are described below.

OTHER APPROVALS

          44. The Merger is subject to review and/or approval by various Federal and State regulatory agencies. The principal regulatory approvals that must be obtained are: (a) the approval of the SEC under PUHCA; (b) the approval of the FERC under the Federal Power Act; (c) the approval of the Nuclear Regulatory Commission under Section 184 of the Atomic Energy Act of 1954; (d) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (e) the approval of the Pennsylvania Public Utility Commission under applicable sections of the Pennsylvania Public Utility Code; (f) the written consent of the New York Public Service Commission under Section 70 of the New York Public Service law in connection with the “indirect transfer” of certain generation assets of PSEG Power located in New York; and (g) approval by the Federal Communications Commission of the transfer of control by PSEG of certain telecommunications permits or licenses. Under Illinois law, ComEd is not required to obtain the approval of the Merger by the Illinois Commerce Commission but, instead, under Section 16-111(g) of the Illinois Public Utilities Act, is filing a notice of the Merger accompanied by certain information about the Merger. Copies of these filings will be subsequently provided to the Board.

          45. The Merger is subject to approval by the shareholders of PSEG. Approval by the shareholders of Exelon is required for Exelon to issue additional shares of common stock, as needed to the consummate the Merger. PSEG and Exelon intend to seek the approval of their shareholders at meetings expected to be scheduled for mid-2005, and plan to complete the Merger as soon as possible after all regulatory and shareholder approvals have been obtained and the other conditions precedent to closing have been satisfied or waived.

DETERMINATIONS REQUESTED PURSUANT TO PUHCA

          46. The Joint Petitioners respectfully request the necessary determinations pursuant to Section 32(k) of PUHCA to ensure continued authority for PSEG Power subsidiary PSEG Energy Resources & Trade LLC (“PSEG ER&T”), its successors and assigns, and other eligible Exelon companies to remain eligible to participate in the Basic Generation Service (“BGS”) auction and, where successful, to enter into contracts to sell power pursuant to the BGS auction.

          47. The Joint Petitioners are seeking these determinations specifically under PUHCA Section 32(k)(2)(b)(ii). This section effectively allows a state jurisdictional affiliate of an electric utility company, as defined by PUHCA, to purchase electricity sold by an Exempt Wholesale Generator (“EWG”) to the electric utility company if every affected state commission makes the determinations set forth in PUHCA Section 32(k)(2)(a). The Joint Petitioners seek these determinations to ensure that PSEG ER&T and other eligible Exelon companies, post-Merger, can participate in the BGS Auction and where successful, can enter into contracts pursuant to such auction.

          48. The Joint Petitioners therefore respectfully request a determination by the Board that the Board has sufficient regulatory authority, resources and access to the books and records of PSE&G and any relevant post-Merger associate, affiliate or subsidiary company to exercise its duties; and second, that post-Merger participation by any eligible Exelon company in the BGS auction and subsequent BGS contract will benefit consumers, does not violate any state law (including, where applicable, least cost planning), would not provide such entity any unfair competitive advantage by virtue of its affiliation or association with PSE&G, and is in the public interest.

          49. Furthermore, Rule 53 of the regulations of the United States Securities and Exchange Commission (“SEC”) pursuant to PUHCA in effect restricts registered holding company investments in EWGs and foreign utility companies (“FUCOs”) to 50 percent of consolidated retained earnings, in the absence of specific SEC authorization to exceed that level. While the Joint Petitioners currently do not expect any significant additional investments in EWGs or FUCOs in the near future, as a result of the Merger, Exelon will acquire the existing investment of the PSEG subsidiaries in EWGs and FUCOs. Rule 53 requires input from affected state commissions in considering requests for such increased authorization.

          50. For these reasons, the Joint Petitioners are attaching a form of a letter (Exhibit JP-1H) by which the Board may notify the SEC that authorization is appropriate. The Joint Petitioners respectfully request that the Board support their application to permit investments in EWGs and FUCOs by sending a letter in the form attached to the SEC within ten days after the approval of the Merger.

PROPOSED SCHEDULE

          51. The parties to the Merger desire to close the proposed Merger as expeditiously as possible consistent with the legitimate review rights of interested parties. With that in mind, the Joint Petitioners request that the Board appoint a Board Commissioner to preside over the disposition of the case, rather than referring the Merger to the Office of Administrative Law. Retention of the matter for direct case management and hearing by a Board Commissioner, it is respectfully submitted, will help streamline the review process, broaden and deepen the Board’s understanding of the issues, and allow the Board to retain a greater degree of control over the substantive and procedural issues that may arise. It is further requested that the presiding Board Commissioner hold an initial Prehearing Conference early in the process to assist the parties in identifying and resolving issues. A detailed litigation schedule can be developed after the active parties have been identified, with the assistance and input of the presiding Board Commissioner. The Joint Petitioners request that a final decision be rendered by the Board by December 2005.

NOTICE AND COMMUNICATIONS

          52. A copy of this Joint Petition has been served upon Seema Singh, Director, Division of the Ratepayer Advocate, and a notice of this filing will be published in newspapers circulated within PSE&G’s gas and electric service territories, and will be served upon the Clerks of the Municipalities and on County Executives and County Administrators of Counties served by PSE&G.

          53. All correspondence and communications in connection with this proceeding are to be addressed to the following:

On behalf of PSE&G:

John A. Hoffman, Esq.
Matthew M. Weissman, Esq.
Wilentz, Goldman & Spitzer, P.A.
90 Woodbridge Center Drive
P.0. Box 10
Woodbridge, New Jersey 07095
(732) 855-6077
jhoffman@wilentz.com
mweissman@wilentz.com

and

Francis E. Delany, Jr., Esq.
Vice President and Corporate Rate Counsel
Public Service Electric and Gas Co.
80 Park Plaza, 8C
PO Box 570
Newark, New Jersey 07101
(973) 430-6155
francis.delany@pseg.com

On behalf of Exelon:

Mark L. Mucci, Esq.
Stephen B. Genzer, Esq.
LeBoeuf, Lamb, Greene & MacRae
One Riverfront Plaza
Newark, New Jersey 07102
(973) 643-8000
mark.mucci@llgm.com
Sgenzer@llgm.com

and

Paul R. Bonney, Esq.
Deputy General Counsel
Exelon Corporation
2301 Market Street
Philadelphia, PA 19103
(215) 841-4252
paul.bonney@exeloncorp.com

          WHEREFORE, the Joint Petitioners respectfully request:

          A. That the Board issue an Order (i) approving the acquisition of control of PSE&G described herein as contemplated by the Merger Agreement; (ii) authorizing Exelon’s subsidiary Exelon Energy Delivery to acquire control of PSE&G, pursuant to N.J.S.A. 48:2-51.1 and N.J.S.A. 48:3-10; (iii) authorizing the recording of a regulatory asset to offset the purchase accounting adjustments resulting in an increase in the balance sheet liabilities for PSE&G’s pension and OPEB plans; (iv) approving the GSA and MSA, pursuant to N.J.S.A. 48:3-7.1; and (v) approving the Money Pool Agreement, pursuant to N.J.S.A. 48:3-7.2; and

          B. That the Order described in paragraph A above include a determination that the Board has sufficient regulatory authority, resources and access to the books and records of PSE&G and any relevant associate, affiliate or subsidiary company to exercise its duties, and that, post-Merger, participation by any affiliate or associate company of PSE&G that is an EWG in the BGS process will benefit consumers, does not violate any state law (including, where applicable, least cost planning), would not provide the EWG any unfair competitive advantage by virtue of its affiliation or association with PSE&G, and is in the public interest; and

          C. That within ten days after the approval of the Merger, the Board execute and forward to the SEC a letter in the form attached hereto as Exhibit JP-1H, notifying the SEC that its authorization of Exelon’s total investment in EWGs and FUCOs following consummation of this Merger is appropriate; and

          D. That the Board handle this matter on an expeditious basis, retain the matter to itself and, if hearings are to be scheduled, it is respectfully requested that a member of the Board sit for the purposes of taking testimony in the proceeding as authorized by N.J.S.A. 48:2-32; and

          E. That the Board issue a prehearing order establishing the dates for propounding and responding to discovery, dates for public hearing and, if deemed appropriate, the date for evidentiary hearing, as well as dates for filing of Comments or Briefs relating to this matter; and

          F. Such other and further relief as the Board may deem appropriate or necessary.

Respectfully submitted,

WILENTZ, GOLDMAN & SPITZER A Professional Corporation 90 Woodbridge Center Drive P. O. Box 10 Woodbridge, New Jersey 07095 (732) 636-8000 Attorneys for Public Service Electric and Gas Company

By:

JOHN A. HOFFMAN, ESQ.
Dated: February 4, 2005

LeBOEUF, LAMB, GREENE & MACRAE One Riverfront Plaza Newark, New Jersey 07102 (973) 643-8000 Attorneys for Exelon Corporation

By:

MARK L. MUCCI, Esq.

Dated: February 4, 2005

VERIFICATION

          Elizabeth A. Moler, being duly sworn according to law, upon her oath, deposes and says:

          1. I am the Executive Vice President of Exelon Corporation and am authorized to make this Verification on behalf of that company.

          2. I have read the contents of the foregoing Petition and hereby verify that the statements therein contained are true and accurate to the best of my knowledge and belief.

Sworn to and subscribed before me this ___day of February 2005.

Notary Public

VERIFICATION

          R. Edwin Selover, being duly sworn according to law, upon his oath, deposes and says:

          1. I am the Senior Vice President and General Counsel of Public Service Electric and Gas Company and am authorized to make this Verification on behalf of that company.

          2. I have read the contents of the foregoing Petition and hereby verify that the statements therein contained are true and accurate to the best of my knowledge and belief.

Sworn to and subscribed before me this ___day of February 2005.

Notary Public